# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electromed, Inc., CIK 0001488917
CUSIP: 285409108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 SIXTH AVENUE NW, NEW PRAGUE, Minnesota (MN), 56071
Date of event which requires filing of this statement: 02/20/2025
Filed by CIK 0001571767
Persons authorized to receive notices and communications: ANDREW SUMMERS, SUMMERS VALUE PARTNERS LLC, 90 Madison Street, Suite 303, Denver, Colorado (CO), 80206, 303-502-3339; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Summers Value Fund LP (CIK 0001739928): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 270,367; sole dispositive power 0; shared dispositive power 270,367; aggregate amount beneficially owned 270,367 (3.2% of the class)
- SVP DEAL FUND 1 LP (CIK 0001865509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 65,714; sole dispositive power 0; shared dispositive power 65,714; aggregate amount beneficially owned 65,714 (0.8% of the class)
- Summers Value Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 270,367; sole dispositive power 0; shared dispositive power 270,367; aggregate amount beneficially owned 270,367 (3.2% of the class)
- SVP Deal Fund 1 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 65,714; sole dispositive power 0; shared dispositive power 65,714; aggregate amount beneficially owned 65,714 (0.8% of the class)
- Summers Value Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 336,081; sole dispositive power 0; shared dispositive power 336,081; aggregate amount beneficially owned 336,081 (3.9% of the class)
- Summers Andrew (CIK 0001571767): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 6,000; shared voting power 336,081; sole dispositive power 6,000; shared dispositive power 336,081; aggregate amount beneficially owned 342,081 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Electromed, Inc.
Address of issuer's principal executive offices: 500 SIXTH AVENUE NW, NEW PRAGUE, Minnesota (MN), 56071

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

Mr. Summers has been awarded an aggregate of 9,000 shares of restricted stock in his capacity as a director of the Issuer, of which 6,000 Shares have vested.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,556,844 Shares outstanding as of February 6, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2025.

As of the date hereof, Summers Value Fund directly beneficially owned 270,367 Shares, constituting approximately 3.2% of the Shares outstanding. Summers Value GP, as the general partner of Summers Value Fund, may be deemed to beneficially own the 270,367 Shares owned by Summers Value Fund, constituting approximately 3.2% of the Shares outstanding.

As of the date hereof, SVP Fund directly beneficially owned 65,714 Shares, constituting approximately 0.8% of the Shares outstanding. SVP GP, as the general partner of SVP Fund, may be deemed to beneficially own the 65,714 Shares owned by SVP Fund, constituting approximately 0.8% of the Shares outstanding.

Summers Value Partners, as the investment manager of Summers Value Fund and SVP Fund, may be deemed to beneficially own the 336,081 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 3.9% of the Shares outstanding.

As of the date hereof, Mr. Summers directly beneficially owned 6,000 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners, may be deemed to beneficially own the 336,081 Shares owned in the aggregate by Summers Value Fund and SVP Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 342,081 Shares, constituting approximately 4.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

By virtue of their respective relationships to Summers Value Fund, each of Summers Value Fund, Summers Value GP, Summers Value Partners and Mr. Summers may be deemed to share the power to vote and dispose of the Shares reported owned by Summers Value Fund.

By virtue of their respective relationships to SVP Fund, each of SVP Fund, SVP GP, Summers Value Partners and Mr. Summers may be deemed to share the power to vote and dispose of the Shares reported owned by SVP Fund.

Mr. Summers has the sole power to vote and dispose of the Shares directly owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of February 20, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Mr. Summers has been awarded an aggregate of 9,000 shares of restricted stock in his capacity as a director of the Issuer, of which 6,000 Shares have vested, and the remaining 3,000 Shares are scheduled to vest on June 1, 2025, unless earlier accelerated or terminated pursuant to their terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- Summers Value Fund LP: /s/ Andrew Summers, Andrew Summers, Managing Member of its General Partner (02/24/2025)
- SVP DEAL FUND 1 LP: /s/ Andrew Summers, Andrew Summers, Managing Member of its General Partner (02/24/2025)
- Summers Value Partners GP LLC: /s/ Andrew Summers, Andrew Summers, Managing Member (02/24/2025)
- SVP Deal Fund 1 GP LLC: /s/ Andrew Summers, Andrew Summers, Managing Member (02/24/2025)
- Summers Value Partners LLC: /s/ Andrew Summers, Andrew Summers, Managing Member (02/24/2025)
- Summers Andrew: /s/ Andrew Summers, Andrew Summers (02/24/2025)